Exhibit 99.2

Restricted Stock Unit Agreement

This Restricted Stock Unit Agreement (this “Agreement”) is made and entered into as of [DATE] (the “Grant Date”) by and between Solidion Technology, Inc., a Delaware corporation (the “Company”) and ___________________________ (the “Grantee”).

WHEREAS, the Company has adopted the 2023 Long-Term Incentive Plan (the “Plan”) pursuant to which awards of Restricted Stock Units may be granted; and

WHEREAS, the Compensation Committee (the “Committee”) of the Board of Directors of the Company has determined that it is in the best interests of the Company and its shareholders to grant the award of Restricted Stock Units provided for herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. Grant of Restricted Stock Units.

1.1 Pursuant to Section 5(a) of the Plan, the Company hereby issues to the Grantee on the Grant Date an Award consisting of, in the aggregate, ________ Restricted Stock Units (the “Restricted Stock Units”). Each Restricted Stock Unit represents the right to receive one share of Common Stock, subject to the terms and conditions set forth in this Agreement and the Plan. Capitalized terms that are used but not defined herein have the meaning ascribed to them in the Plan.

1.2 The Restricted Stock Units shall be credited to a separate account maintained for the Grantee on the books and records of the Company (the “Account”). All amounts credited to the Account shall continue for all purposes to be part of the general assets of the Company.

2. Consideration. The grant of the Restricted Stock Units is made in consideration of the services to be rendered by the Grantee to the Company. No cash payment is required for the Restricted Stock Units (except to the extent necessary to pay applicable withholding taxes).

3. Vesting.

3.1 Except as otherwise provided herein, provided that the Grantee remains in Continuous Service through the applicable vesting date, the Restricted Stock Units will vest in accordance with the following schedule (the period during which restrictions apply, the “Restricted Period”):

Vesting Date	Portion of Restricted Stock Units That Vest

Once vested, the Restricted Stock Units become “Vested Units.”

3.2 The foregoing vesting schedule notwithstanding, if the Grantee’s Continuous Service terminates for any reason at any time before all of their Restricted Stock Units have vested, the Grantee’s unvested Restricted Stock Units shall be automatically forfeited upon such termination of Continuous Service and neither the Company nor any Affiliate shall have any further obligations to the Grantee under this Agreement with respect to the unvested Restricted Stock Units.

4. Restrictions. Subject to any exceptions set forth in this Agreement or the Plan, during the Restricted Period and until such time as the Restricted Stock Units are settled in accordance with Section 6, the Restricted Stock Units or the rights relating thereto may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Grantee. Any attempt to assign, alienate, pledge, attach, sell or otherwise transfer or encumber the Restricted Stock Units or the rights relating thereto shall be wholly ineffective and, if any such attempt is made, the Restricted Stock Units will be forfeited by the Grantee and all of the Grantee’s rights to such units shall immediately terminate without any payment or consideration by the Company.

5. Rights as Shareholder; No Dividend Equivalents.

5.1 The Grantee shall not have any rights of a shareholder with respect to the shares of Common Stock underlying the Restricted Stock Units unless and until the Restricted Stock Units vest and are settled by the issuance of such shares of Common Stock.

5.2 Upon and following the settlement of the Restricted Stock Units, the Grantee shall be the record owner of the shares of Common Stock underlying the Restricted Stock Units unless and until such shares are sold or otherwise disposed of, and as record owner shall be entitled to all rights of a shareholder of the Company (including voting rights).

5.3 The Grantee shall not be entitled to any Dividend Equivalents with respect to the Restricted Stock Units to reflect any dividends payable on shares of Common Stock.

6. Settlement of Restricted Stock Units.

6.1 Subject to Section 9 hereof, within 60 days following the vesting date, and in any event no later than March 15 of the calendar year following the calendar year in which such vesting occurs, the Company shall (a) issue and deliver to the Grantee the number of shares of Common Stock equal to the number of Vested Units; and (b) enter the Grantee’s name on the books of the Company as the shareholder of record with respect to the shares of Common Stock delivered to the Grantee.

6.2 To the extent that the Grantee does not vest in any Restricted Stock Units, all interest in such Restricted Stock Units shall be forfeited. The Grantee has no right or interest in any Restricted Stock Units that are forfeited.

7. No Right to Continued Service. Neither the Plan nor this Agreement shall confer upon the Grantee any right to be retained in any position, as an Employee, Consultant or Director of the Company. Further, nothing in the Plan or this Agreement shall be construed to limit the discretion of the Company to terminate the Grantee’s Continuous Service at any time, with or without Cause.

8. Adjustments. If any change is made to the outstanding Common Stock or the capital structure of the Company, if required, the Restricted Stock Units shall be adjusted or terminated in any manner as contemplated by Section 6 of the Plan.

9. Tax Liability and Withholding.

9.1 Prior to the settlement of the Restricted Stock Units, you shall pay or make adequate arrangements satisfactory to the Company and/or your actual employer (the “Employer”) to satisfy any or all withholding obligations of the Company and/or the Employer for income tax, social insurance, payroll tax, payment on account or other tax-related items arising from the vesting or settlement of the Restricted Stock Units (“Tax-Related Items”). In this regard, you authorize the Company and/or the Employer, in their sole discretion, to satisfy any Tax-Related Items relating to the Restricted Stock Units by any of the following means or by a combination of such means, if permissible under local law: (1) Grantee tendering a cash payment, (2) the Company and/or the Employer withholding shares of Common Stock from the shares of Common Stock otherwise issuable or deliverable to the Grantee as a result of the vesting of the Restricted Stock Units, provided that no shares of Common Stock shall be withheld with a value exceeding the maximum amount of tax required to be withheld by law, (3) the Company and/or the Employer withholding cash from a Restricted Stock Unit settled in cash, (4) the Company and/or the Employer withholding payment from any amounts otherwise payable to Grantee, (5) by allowing a Grantee to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board, or (6) any other arrangement approved by the Committee. In addition, the Grantee shall take all actions as the Committee deems necessary to satisfy all Tax-Related Items. Finally, you shall pay to the Company and/or the Employer any amount of Tax-Related Items that the Company and/or the Employer may be required to withhold as a result of your participation in the Plan, vesting of the Restricted Stock Units, or settlement of the Restricted Stock Units as described in Section 6 that cannot be satisfied by the means previously described. The Company may refuse to deliver the shares of Common Stock if you fail to comply with your obligations in connection with the Tax-Related Items as described in this section, and your rights to the shares of Common Stock shall be forfeited if you do not comply with such obligations on or before December 31 of the calendar year in which the applicable vesting date for the Restricted Stock Units occurs.

9.2 Notwithstanding any action the Company or the Employer takes with respect to any or all Tax Related Items, the ultimate liability for all Tax-Related Items is and remains the Grantee’s responsibility, and neither the Company nor the Employer (a) makes any representation or undertakings regarding the tax consequences of the grant, vesting or the settlement of the Restricted Stock Unit or the subsequent sale of any shares s, (b) makes any representation or undertakings regarding the treatment of any Tax-Related Items in connection with the grant, vesting or settlement of the Restricted Stock Units or the subsequent sale of any shares; (c) commits to structure the Restricted Stock Units to minimize, reduce or eliminate the tax consequences of the grant, vesting or settlement of the Restricted Stock Units, and (d) commits to structure the Restricted Stock Units to minimize, reduce or eliminate the Grantee’s liability for Tax-Related Items. Each Grantee is advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the grant, vesting or settlement of the Restricted Stock Units.

9.3 As a condition to accepting a grant of the Restricted Stock Units, each Grantee (a) agrees to not make any claim against the Company, the Employer, or any of its Officers, Directors, Employees or affiliates thereof related to tax liabilities arising from the grant, vesting or settlement of the Restricted Stock Units and (b) acknowledges that such Grantee was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the grant, vesting or settlement of the Restricted Stock Units and has either done so or knowingly and voluntarily declined to do so.

10. Non-competition and Non-solicitation.

10.1 In consideration of the Restricted Stock Units, the Grantee agrees and covenants not to:

(a) No Solicitation of Customers. Grantee agrees that, during the Limited Period, Grantee shall not, directly or indirectly, actually or attempt to, (i) solicit, induce, or cause any Customer to terminate, reduce or refrain from renewing or extending its contractual or other business relationship with the Company in any material respect; (ii) solicit, induce or cause any Customer to become a customer of or enter into any contractual or other relationship with Grantee or any other person or entity for Competing Services; and/or (iii) offer or provide to any Customer any Competing Services. The foregoing restrictions shall not apply to general solicitation or advertising, including through media and trade publications.

(b) No Solicitation of Employees and Other Suppliers. Grantee agrees that, during the Limited Period, Grantee shall not, directly or indirectly, actually or attempt to: (i) solicit, induce, or cause any Supplier of the Company to terminate, reduce or refrain from renewing or extending such person’s or entity’s business or employment relationship with the Company; or (ii) solicit, induce or cause any employee of the Company to engage in Competing Services. The covenants set forth in this Section will not be violated by the use of an independent employment agency not directed to solicit a particular individual or, generally, employees of the Company or as a result of the use of a general solicitation (such as a newspaper advertisement or on radio or television, or an online job posting) not specifically directed to employees or consultants of the Company.

(c) Non-Competition. During the Limited Period, Grantee shall not, directly or indirectly, actually or attempt to, engage in the business of providing Competing Services within the Territory (as defined below).

(d) Definitions. For the purposes of this Agreement, the following terms shall have the following meanings.

(i) “Competing Services” means products or services that are the same, similar or otherwise in competition with the products and services that the Company is then currently offering and from which products or services the Company derives at least 10% of its annual gross revenues, as determined as of the Termination Date, (or such products or services of which Grantee has knowledge, at the time in question, that the Company has plans to offer within twelve (12) months) with which Grantee was involved or about which Grantee acquired confidential information.

(ii) “Customer” means any company or individual: (i) who purchased products or services from the Company whom Grantee contacted or served during the one-year prior to the Termination Date, for whom Grantee supervised contact or service during the Limited Period or about whom Grantee acquired confidential information; and/or (ii) who was a potential customer of the Company within the one year immediately preceding the Termination Date and (A) about whom Grantee acquired confidential information or (B) who contacted Grantee, whom Grantee contacted, or for whom Grantee supervised contact regarding the potential purchase of products or services of the Company.

(iii) “directly or indirectly” as it relates to an activity taken by Grantee includes any activity taken directly by Grantee or indirectly on Grantee’s behalf, except that nothing in this Agreement shall prohibit Grantee from being a passive holder, for investment purposes only, of not more than five percent (5%) of the outstanding stock of any company listed on a national securities exchange, or actively traded in a national over-the-counter market.

(iv) “Limited Period” means the Restricted Period and for a period of twelve (12) months thereafter.

(v) “Supplier” means any supplier of services to the Company, including as an employee or independent contractor, who supplied such services in the six (6) months prior to the Termination Date and (A) about whom Grantee acquired confidential information or (B) who worked directly for or with Grantee, or whom Grantee contacted, in connection with such services.

(vi) “Termination Date” means the effective date of the termination of Grantee’s Continuous Service.

(vii) “Territory” means any state in which the Company is doing business or in which it is contemplating to do business pursuant to a then current business plan.

10.2 If the Grantee breaches any of the covenants set forth in Section 10.1:

(a) all unvested Restricted Stock Units shall be immediately forfeited; and

(b) the Grantee hereby consents and agrees that the Company shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, without the necessity of showing any actual damages or that money damages would not afford an adequate remedy, and without the necessity of posting any bond or other security. The aforementioned equitable relief shall be in addition to, not in lieu of, legal remedies, monetary damages or other available forms of relief.

11. Compliance with Law. The issuance and transfer of shares of Common Stock shall be subject to compliance by the Company and the Grantee with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Company’s shares of Common Stock may be listed. No shares of Common Stock shall be issued or transferred unless and until any then applicable requirements of state and federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel.

12. Notices. Any notice required to be delivered to the Company under this Agreement shall be in writing and addressed to the Chief Financial Officer of the Company at the Company’s principal corporate offices. Any notice required to be delivered to the Grantee under this Agreement shall be in writing and addressed to the Grantee at the Grantee’s address as shown in the records of the Company. Either party may designate another address in writing (or by such other method approved by the Company) from time to time.

13. Governing Law. This Agreement will be construed and interpreted in accordance with the laws of the State of Delaware without regard to conflict of law principles.

14. Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by the Grantee or the Company to the Committee for review. The resolution of such dispute by the Committee shall be final and binding on the Grantee and the Company.

15. Restricted Stock Units Subject to Plan. This Agreement is subject to the Plan as approved by the Company’s shareholders. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail.

16. Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement will be binding upon the Grantee and the Grantee’s beneficiaries, executors, administrators and the person(s) to whom the Restricted Stock Units may be transferred by will or the laws of descent or distribution.

17. Severability. The invalidity or unenforceability of any provision of the Plan or this Agreement shall not affect the validity or enforceability of any other provision of the Plan or this Agreement, and each provision of the Plan and this Agreement shall be severable and enforceable to the extent permitted by law.

18. Discretionary Nature of Plan. The Plan is discretionary and may be amended, cancelled or terminated by the Company at any time, in its discretion. The grant of the Restricted Stock Units in this Agreement does not create any contractual right or other right to receive any Restricted Stock Units or other Awards in the future. Future Awards, if any, will be at the sole discretion of the Company. Any amendment, modification, or termination of the Plan shall not constitute a change or impairment of the terms and conditions of the Grantee’s employment with the Company.

19. Amendment. The Committee has the right to amend, alter, suspend, discontinue or cancel the Restricted Stock Units, prospectively or retroactively; provided, that, no such amendment shall adversely affect the Grantee’s material rights under this Agreement without the Grantee’s consent.

20. Section 409A. This Agreement is intended to be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) as a “short-term deferral” under Treasury Regulation Section 1.409A-1(b)(4)) and shall be construed and interpreted in a manner that is consistent with the requirements for avoiding additional taxes or penalties under Section 409A of the Code. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with or are exempt from Section 409A of the Code and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Grantee on account of non-compliance with Section 409A of the Code.

21. No Impact on Other Benefits. The value of the Grantee’s Restricted Stock Units is not part of his or her normal or expected compensation for purposes of calculating any severance, retirement, welfare, insurance or similar employee benefit.

22. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

23. Acceptance. The Grantee hereby acknowledges receipt of a copy of the Plan and this Agreement. The Grantee has read and understands the terms and provisions thereof, and accepts the Restricted Stock Units subject to all of the terms and conditions of the Plan and this Agreement. The Grantee acknowledges that there may be adverse tax consequences upon the vesting or settlement of the Restricted Stock Units or disposition of the underlying shares and that the Grantee has been advised to consult a tax advisor prior to such vesting, settlement or disposition. In addition, the Grantee acknowledges receipt of the Company’s Insider Trading Policy.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SOLIDION TECHNOLOGY, INC.

By:
Name:
Title:

EMPLOYEE:

By:
Name:

[Signature page to RSU Agreement]